Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

SEC File No.: 001-33259

Date: June 26, 2014

Explanatory note: This article was posted on www.economist.com on June 21, 2014.

Heart to heart

June 21, 2014

Tax benefits aside, Medtronic’s deal with Covidien makes sense

WHEN Medtronic, a maker of stents, pacemakers and other medical devices, said on June 15th that it would buy Covidien, a competitor, for $43 billion, it gave a variety of reassurances to anxious American politicians. To be sure, the deal will let Medtronic reap the benefits of being based in Ireland for tax purposes, as Covidien already is (see article). But Medtronic is promising that its operational headquarters will stay in America and that it will invest an extra $10 billion to develop new technology there, supporting local jobs. And, beyond the tax gains, there are good business reasons for Medtronic to want to buy Covidien.

The medical-device industry has a growing number of customers, thanks to patients who are ageing (particularly in America, Europe and Japan) and newly rich (in China, for example). Yet firms also face less lucrative trends. For many years, they made small improvements to existing gadgets, then hawked their marginally better but much pricier tools to doctors. Since their customers were not particularly cost-conscious, device-makers were able to run themselves with luxurious inefficiency. As a share of sales, their selling, general and administrative costs are more than double those of a typical industrial company, according to the Boston Consulting Group.

This comfortable living is increasingly untenable. Straitened European governments are scrutinising the value of new medical products ever more closely. Even America is starting to rein in its extravagant health spending, and becoming reluctant to overpay for incremental innovation. As American hospital operators consolidate, medical-device companies can no longer woo individual doctors over filet mignon, but must present their wares to sceptical, centralised hospital bureaucracies.

Medtronic, like many other device firms, is trying to respond to these changes. Last year it announced a new business to help hospitals become more efficient—it wants them to start seeing it as an ally, not an adversary. Its collaborations include running two catheter labs for Britain’s National Health Service. Medtronic is also seeking to develop not just slightly improved products, but much better ones. Its new implanted heart monitor, about the size of a paper clip, sends a patient’s data to his doctor and nurses, so they can immediately spot problems. And Medtronic has enthusiastically chased growth in emerging markets. In 2012 it spent more than $800m buying Kanghui, a Chinese maker of replacement hips and knees.

Covidien will help it do more. As in any merger between similar firms, there will be scope for cutting overlapping costs. Their product ranges are complementary: Medtronic excels at specialist gear for cardiology, neurology and diabetes; Covidien’s strengths include tools for general surgery. In rich countries, being able to offer bundles of kit will give the group a better negotiating position with governments and hospitals. And in emerging markets, Medtronic will be able to reach a broader set of patients, notes Matthew Dodds, an analyst at Citigroup. Medtronic’s sophisticated implants are well suited to upmarket urban hospitals in China, for example. But even less advanced hospitals are likely to buy Covidien’s sutures and staples, used in all kinds of surgery.

The combined company will have annual revenues of $27 billion—about the same as the medical-device sales of the market leader, Johnson & Johnson. The deal must win the approval of shareholders and regulators. But unlike AstraZeneca, which has so far shunned Pfizer’s advances, Covidien seems to think a merger is as good an idea as Medtronic does.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.